Exhibit 4.62

(incorporated in Hong Kong with limited liability)

RULES OF THE

SHARE OPTION SCHEME

Adopted by an Ordinary Resolution of

China Unicom (Hong Kong) Limited on 16 April 2014

i

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

RULES OF THE SHARE OPTION SCHEME

1.	DEFINITIONS

1.1	In this Scheme the following expressions have the following meanings:

Adoption Date	means 16 April 2014, being the date on which this Scheme is conditionally adopted by an ordinary resolution of the Company;

associate	has the meaning ascribed to it in the Listing Rules;

Auditors	means the auditors for the time being of the Company;

Board	means the board of Directors from time to time or a duly authorised committee of the Board;

Board Lot	means the board lot in which Shares are traded on the Stock Exchange from time to time;

Business Day	means any day on which the Stock Exchange is open for the business of dealing in securities;

Connected Persons	has the meaning ascribed to it in the Listing Rules;

Companies (Winding Up) Ordinance	means the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended from time to time;

Companies Ordinance	means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended from time to time;

Company	means China Unicom (Hong Kong) Limited , a company incorporated in Hong Kong with limited liability;

Director	means a director of the Company;

Effective Date	means the date on which this Scheme becomes unconditional;

Effective Options	means the Options granted pursuant to this Scheme and which have vested in the Grantee in accordance with the relevant Vesting Schedule and performance criteria;

Eligible Participant

means any Director (including a Non-executive Director), any director of any subsidiary of the Company and any employee of the Group who the Board considers, in its absolute discretion, has contributed or will contribute to the Group, subject to any mandatory requirement on this Scheme imposed by the Central Government or any governmental authority of the PRC;

Group	means the Company and its subsidiaries;

Grantee

means any Eligible Participant who accepts an Offer in accordance with the terms of this Scheme or, where the context so permits, any person who is entitled to any such Option in consequence of the death of the original Grantee or the legal personal representative of such person or, in the case of Incapacity, the Eligible Participant’s legal personal representative;

HK$	means Hong Kong dollars, the lawful currency of Hong Kong;

Hong Kong	means the Hong Kong Special Administrative Region of the PRC;

Incapacity	means permanent and entire incapacity, whether or not caused during work, as determined in accordance with the standards formulated by the Company;

inside information	has the meaning ascribed to it in the Listing Rules;

Listing Rules	means the Rules Governing the Listing of Securities on the Stock Exchange;

Mandatory Moratorium

means any prohibition on the exercise of any Effective Option, the imposition of which is not made by nor within the control of the Company. For the avoidance of doubt and by way of illustration, this includes any mandatory prohibition on the exercise of any Option imposed by the Central Government or any governmental authority of the PRC;

Mandatory Moratorium Period	means the period of time during which the exercise of an Effective Option is subject to a Mandatory Moratorium;

Mandatory Transfer	means a termination of employment of a Transferred Employee by a member of the Group;

New Approval Date	has the meaning ascribed to it in Clause 9.2;

Non-executive Director(s)	means the non-executive directors of the Company, which include the independent non-executive directors of the Company;

Notice of Grant	has the meaning ascribed to it in Clause 5.2;

Offer	means the offer of the grant of an Option made in accordance with Clause 5;

Offer Date	means, in respect of an Option, the date on which an Offer is made to an Eligible Participant, which must be a Business Day;

Option	means an option to subscribe for Shares granted pursuant to the terms of this Scheme;

Option Period

means, in respect of any particular Option, the period to be determined and notified by the Board to the Grantee at the time of making an Offer during which the Grantee may exercise such Option in accordance with the terms of this Scheme (subject to the provisions for early termination or extension thereof (as the case may be) contained in this Scheme), which period may commence on a day after the Offer Date and in any event shall end not later than 10 years from the Offer Date;

PRC	means the People’s Republic of China (excluding, for the purpose of this Scheme, Hong Kong, the Macau Special Administrative Region and Taiwan);

Scheme	means this share option scheme in its present form or as amended from time to time in accordance with the terms of this Scheme;

Scheme Mandate Limit

means the total number of Shares in respect of which options may be granted pursuant to this Scheme and any other share option schemes of the Company, being 10% of the aggregate of the number of Shares in issue as at the Adoption Date or the New Approval Date (as the case may be) (subject to adjustment in the event of any sub-division and consolidation of Shares after the relevant general meeting);

Shareholder(s)	means holder(s) of Shares;

Shares

means shares in the share capital of the Company or, if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company, the shares forming part of the share capital of the Company as shall result from any such sub-division, reduction, consolidation, reclassification or reconstruction;

Stock Exchange	means The Stock Exchange of Hong Kong Limited;

Subscription Price	means the price per Share at which a Grantee may subscribe for Shares on the exercise of an Option as described in Clause 6;

subsidiary	has the meaning ascribed to it in the Listing Rules;

substantial shareholder	has the meaning ascribed to it under the Listing Rules;

Transferred Employee

means an employee of the Group who is transferred outside the Group due to reasons which are beyond his control and in respect of whom such transfer is mandatory, and shall include a transfer to entities outside the Group which is initiated by the Central Government of the PRC. All other employees who are transferred outside the Group and whose transfer is not mandatory shall not be regarded as Transferred Employees but shall be regarded as employees who have left the employment of the Group and their Effective Options shall be treated in accordance with Clause 7.4(a). The Board shall, in its absolute discretion, determine who is a Transferred Employee;

Vesting Schedule

means the arrangement whereby Options granted at a particular time may be exercised in one or more Board Lots in accordance with a pre-determined timetable as set out in the relevant Notice of Grant; and

Term	has the meaning ascribed to it in Clause 4.1.

1.2     Clause headings are inserted for convenience only and shall be ignored in the interpretation of this Scheme. References to Clauses are to clauses of this Scheme.

1.3     Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender or the neuter shall include both genders and the neuter.

1.4     References in this Scheme to any document are to that document as amended, consolidated, supplemented, novated or replaced from time to time.

1.5     References (express or implied) in this Scheme to ordinances and to statutory and regulatory provisions and the Listing Rules shall be construed as references to those ordinances or statutory and regulatory provisions and the Listing Rules as respectively amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time and shall include any provisions of which there are re-enactments (whether with or without modification) and any orders, regulations, instruments, other subordinate legislation or practice notes under the relevant ordinance, statutory or regulatory provision or the Listing Rules.

1.6    For the purposes of this Scheme, Shares underlying an Option are deemed to have vested when such Option becomes exercisable in respect of such Shares pursuant to the terms of this Scheme.

2.	PURPOSE

2.1    The purpose of this Scheme is to recognise the contribution that certain individuals have made to the Group, to attract and retain the best available personnel and to promote the success of the Group.

3.	CONDITIONS

3.1	This Scheme shall take effect subject to:

(a)	the obtaining of all necessary approvals from the relevant regulatory authorities;

(b)

the passing of an ordinary resolution of the Company to approve and adopt this Scheme and to authorise the Board to grant Options pursuant to this Scheme and to allot and issue Shares pursuant to the exercise of any Options; and

(c)	the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any Options.

3.2    A certificate of a Director that the conditions set out in Clause 3.1 have been satisfied shall be conclusive evidence of the matters certified.

4.	DURATION AND ADMINISTRATION

4.1    Subject to Clause 16, this Scheme shall be valid and effective for a period of 10 years commencing on the Effective Date (the Term), after which period no further Options shall be offered or granted but the terms of this Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the terms of this Scheme.

4.2    This Scheme shall be subject to the administration of the Board whose decision as to all matters arising in relation to this Scheme or its interpretation or effect shall (save as otherwise provided herein) be final and binding on all parties. The Board shall have the right to (a) interpret and construe the provisions of this Scheme, (b) determine the persons (if any) who shall be offered Options pursuant to this Scheme, the terms and conditions on which Options are granted, the duration of the Option Period, when the Shares underlying the Options may vest and be exercised, the number of Shares underlying the Options and the Subscription Price, (c) subject to Clauses 12 and 15, make such adjustments to the terms of the Options granted pursuant to this Scheme to the relevant Grantee as the Board deems necessary and shall notify the relevant Grantee of such adjustments by written notice and (d) make such other decisions or determinations as it shall deem appropriate in relation to the Offers and/or the administration of this Scheme, provided that the same are not inconsistent with the terms of this Scheme and the Listing Rules.

4.3    No member of the Board shall be personally liable by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Board nor for any mistake of judgement made in good faith in relation to the administration or interpretation of this Scheme, and the Company shall indemnify on demand and hold harmless each employee or officer of the Company or any Director to whom any duty or power relating to the administration or interpretation of this Scheme may be allocated or delegated, against any cost or expense (including legal fees) or liability (including any sum paid in settlement of a claim with the approval of the Board) arising out of any act or omission to act in connection with this Scheme unless arising out of such person’s own negligence, fraud or bad faith.

5.	GRANT OF OPTIONS

5.1    On and subject to the terms of this Scheme and the Listing Rules and the necessary approvals from the relevant regulatory authorities, the Board shall be entitled during the Term to make an Offer to any Eligible Participant, as the Board may select, to take up an Option pursuant to which such Eligible Participant may, during the Option Period, subscribe for such number of Shares (being a Board Lot or an integral multiple thereof) as the Board may determine at the Subscription Price. The Offer shall specify the terms and conditions on which the Option is granted. Such terms and conditions may, at the absolute discretion of the Board, include, among other things, (a) the minimum period for which an Option must be held before it can be exercised, (b) a performance criteria that must be satisfied by the Eligible Participant and/or the Group before the Option can be exercised in whole or in part and/or (c) any other terms and conditions, all of which may be imposed (or not imposed) either on a case-by-case basis or generally.

5.2    An Offer shall be made to an Eligible Participant by letter (the Notice of Grant) in such form as the Board may from time to time determine (a) specifying the terms and conditions on which the Option is granted, including, the number of Shares underlying the Option, the Subscription Price and the Option Period in respect of which the Offer is made and (b) requiring the Eligible Participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the terms of this Scheme. The Offer shall remain open for acceptance by the Eligible Participant for a period of not more than 28 days after the Offer Date as determined by the Board, provided that no such Offer shall be open for acceptance after the expiry of the Term or after this Scheme has been terminated in accordance with the terms of this Scheme or after the Eligible Participant to whom the Offer is made has ceased to be an Eligible Participant. The Offer shall be personal to the Eligible Participant concerned and shall not be transferable.

5.3    No Offer shall be made to, nor shall any Offer be capable of acceptance by, any Eligible Participant at a time when the Eligible Participant would or might be prohibited from dealing in the Shares by the Listing Rules or by any other applicable laws, regulations or rules or by any mandatory requirement on this Scheme imposed by the relevant regulatory authorities.

5.4    An Offer shall be deemed to have been accepted and to have taken effect when the duplicate Notice of Grant comprising acceptance of the Offer duly signed by the Grantee together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof is received by the Company within the time period specified in the Offer. Such remittance shall in no circumstances be refundable.

5.5    An Offer may be accepted or deemed to have been accepted in respect of less than the number of Shares in respect of which it is offered, provided that it is accepted in respect of a Board Lot or an integral multiple thereof. To the extent that an Offer is not accepted within the time period and in the manner specified in the Offer, the Offer will be deemed to have been irrevocably declined.

5.6    Any grant of Options may not be made after inside information has come to the Company’s knowledge until the Company has announced such information in accordance with the requirements of the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of:

(a)

the date of the meeting of the Board (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b)

the deadline for the Company to publish an announcement of its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement, no Options may be granted; and where a grant of Options is to a Director, no Options may be granted on any day on which the financial results of the Company are published and during the period of:

(c)	60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(d)

30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

6.	SUBSCRIPTION PRICE

6.1    The Subscription Price in respect of any Option shall be a price determined by the Board in its absolute discretion and notified to any Eligible Participant (subject to any adjustments made pursuant to Clause 12) but in any event shall not be less than the higher of:

(a)	the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets on the relevant Offer Date in respect of such Option; and

(b)	the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five Business Days immediately preceding the relevant Offer Date.

7.	EXERCISE OF OPTIONS

7.1    An Option shall be personal to the Grantee and shall not be assignable or transferable by the Grantee and the Grantee shall not in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option.

7.2    An Option may be exercised in whole or in part (but if in part only, in respect of a Board Lot or any integral multiple thereof) in the manner set out in Clauses 7.3 and 7.4 by the Grantee giving notice in writing to the Company stating that the Option is thereby exercised and specifying the number of Shares in respect of which it is exercised. Each such notice must be accompanied by a remittance for the full amount of the aggregate Subscription Price for the Shares in respect of which the notice is given, save to the extent that other arrangements have been made for the payment of the Subscription Price which are satisfactory to the Board. The aggregate Subscription Price may be paid in (a) cash, (b) cheque or (c) any other means deemed acceptable by the Board. Within 28 days after receipt of the notice and the payment of the full amount of the relevant aggregate Subscription Price and, where appropriate, receipt of the Auditors’ certificate or the certificate from the independent financial adviser to the Company (as the case may be) pursuant to Clause 12, the Company shall allot and issue the relevant number of Shares to the Grantee credited as fully paid and issue to the Grantee (or his custodian agent) share certificate(s) in respect of the Shares so allotted. Any exercise of an Option by a Grantee shall be subject to the applicable laws, regulations, rules and requirements of any relevant country or jurisdiction.

7.3    Subject to any restrictions applicable under the Listing Rules, an Option may be exercised by the Grantee at any time during the Option Period in accordance with the terms of this Scheme and the terms and conditions on which the Option was granted. If the vesting of Shares underlying an Option is subject to the satisfaction of performance or other conditions and such conditions are not satisfied, the Option shall lapse automatically on the date on which such conditions are not satisfied in respect of the relevant Shares underlying the Option.

7.4    Subject as hereinafter provided and Clause 5, an Option may be exercised by the Grantee at any time during the Option Period provided that exercise of the Options by the Grantee shall comply with any timing requirement and satisfy any performance criteria put in place by the Board from time to time, and that the following be complied with:

(a)

in the event the Grantee ceases to be an Eligible Participant for any reason other than his death, retirement, Incapacity, Mandatory Transfer or on one or more of the grounds specified in Clause 8.1(e) or 8.1(f) resulting in a lapse of the Option, the Effective Options of the Grantee which have not been exercised on or before the date of cessation of employment will lapse automatically on the date immediately after such cessation and such Options shall in no circumstances be exercisable. For the avoidance of doubt, a Grantee does not cease to be an Eligible Participant only by reason of an internal transfer to another member of the Group;

(b)

in the event of the death of the original Grantee and none of the grounds specified in Clause 8.1(e) or 8.1(f) has occurred, the legal successors of the Grantee shall be entitled, at any time within six months from the date of death of the original Grantee , to exercise the Effective Options granted to the original Grantee before or on the date of death of such Grantee (to the extent not already exercised).The legal successors of the deceased Grantee shall be limited to personal legal representatives of the deceased Grantee or the persons who are entitled to inherit the rights of exercise of the deceased Grantee under this Scheme by will or by the laws of succession;

(c)

in the event a general offer for Shares by way of takeover or otherwise (other than by way of a scheme of arrangement) is made to all the Shareholders (or all such Shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or in concert with the offeror), the Company shall use its best endeavours to procure that such offer is extended to all the Grantees on the same terms mutatis mutandis. If such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, notwithstanding any other terms on which the Option was granted, the Grantee shall be entitled to exercise the Effective Option (to the extent not already exercised) to its full extent or to the extent specified in the Grantee’s notice to the Company in accordance with Clause 7.2 at any time thereafter and up to the close of the offer (or, as the case may be, revised offer). Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. Subject to the foregoing, the Option (to the extent not already exercised) will lapse automatically on the date on which such offer (or, as the case may be, revised offer) closes;

(d)

in the event a general offer for Shares by way of a scheme of arrangement is made to all the Shareholders, the Company shall use its best endeavours to procure that such offer is extended to all the Grantees on the same terms mutatis mutandis. If such scheme of arrangement has been approved by the Shareholders at the requisite meetings prior to the expiry date of the relevant Option, notwithstanding any other terms on which the Option was granted, each Grantee shall be entitled to exercise the Effective Option (to the extent not already exercised) to its full extent or to the extent specified in the Grantee’s notice to the Company in accordance with Clause 7.2 at any time thereafter and up to the record date for determining entitlements under such scheme of arrangement. Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. Subject to the foregoing and the scheme of arrangement becoming effective, the Option (to the extent not already exercised) will lapse automatically on the record date for determining entitlements under such scheme of arrangement;

(e)

in the event a notice is given by the Company to the Shareholders to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company prior to the expiry date of the relevant Option, the Company shall give notice thereof to all the Grantees on the same day as it despatches to the Shareholders the notice convening the meeting (such notice to be given not later than three Business Days prior to the date of the proposed meeting) and, notwithstanding any other terms on which the Option was granted, each Grantee shall be entitled to exercise the Effective Option (to the extent not already exercised) to its full extent or to the extent specified in the Grantee’s notice to the Company in accordance with Clause 7.2. Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. The Company shall as soon as possible and in any event no later than one Business Day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise of the Option, credited as fully paid and shall issue to the Grantee (or his custodian agent) share certificate(s) in respect of the Shares so allotted. With effect from the date of such meeting, the rights of all Grantees to exercise their respective Options shall forthwith be suspended. On the date of the commencement of the voluntary winding-up of the Company, all Options shall, to the extent that they have not been exercised, lapse automatically. If, for any reason, the resolution for the voluntary winding-up of the Company is not approved by the Shareholders, the rights of the Grantees to exercise their respective Options shall be restored in full as if such resolution for the voluntary winding-up of the Company has not been proposed by the Company and neither the Company nor the Directors shall be liable for any loss or damage suffered or sustained by any Grantee as a result of the aforesaid suspension of rights;

(f)

if, pursuant to the Companies Ordinance, a compromise or arrangement between the Company and the Shareholders and/or the creditors of the Company is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies prior to the expiry date of the relevant Option, the Company shall give notice thereof to all Grantees (together with a notice of the existence of the provisions of this Clause 7.4(f), such notice to be given no later than three Business Days prior to the date of the proposed meeting) on the same date as it despatches to the Shareholders and/or the creditors of the Company a notice summoning the meeting to consider such a compromise or arrangement and, notwithstanding any other terms on which the Option was granted, each Grantee shall be entitled to exercise the Effective Option (to the extent not already exercised) to its full extent or to the extent specified in the Grantee’s notice to the Company in accordance with Clause 7.2. Options granted but unvested may not be vested in the Grantee in an accelerated manner compared to the original Vesting Schedule. The Company shall as soon as possible and in any event no later than one Business Day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise of the Option, credited as fully paid and shall issue to the Grantee (or his custodian agent) share certificate(s) in respect of the Shares so allotted. With effect from the date of such meeting, the rights of all Grantees to exercise their respective Options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all Options shall, to the extent that they have not been exercised, lapse automatically. The Board shall endeavour to procure that the Shares issued as a result of the exercise of Options under this Clause 7.4(f) shall for the purposes of such compromise or arrangement form part of the issued share capital of the Company on the effective date thereof and that such Shares shall in all respects be subject to such compromise or arrangement. If, for any reason, such compromise or arrangement is not approved by the Court (whether upon the terms presented to the Court or upon any other terms as may be approved by such Court), the rights of the Grantees to exercise their respective Options shall, with effect from the date of the making of the order by the Court, be restored in full and shall thereupon become exercisable (but subject to the other terms of this Scheme) as if such compromise or arrangement had not been proposed by the Company and neither the Company nor the Directors shall be liable for any loss or damage suffered or sustained by any Grantee as a result of the aforesaid suspension of rights;

(g)

in the event of the retirement or Incapacity of the Grantee and none of the grounds specified in Clause 8.1(e) or 8.1(f) has occurred, the Grantee may, at any time within six months from the date of the retirement or Incapacity of such Grantee, exercise the Effective Options granted to the Grantee before or on the date of the retirement or Incapacity of such Grantee (to the extent not already exercised);

(h)

in the event of a Mandatory Transfer and none of the grounds specified in Clause 8.1(e) or 8.1(f) has occurred, the Transferred Employee may, at any time within six months from the date of the Mandatory Transfer, exercise the Effective Options granted to the Grantee before or on the date of the Mandatory Transfer (which date shall be the last actual working day of the Transferred Employee with the relevant member of the Group whether salary is paid in lieu of notice or not) of such Grantee (to the extent not already exercised);

(i)

in the event that a Mandatory Moratorium is imposed in respect of any Effective Option during the relevant Option Period (being the Option Period notified by the Board to the Grantee at the time of grant pursuant to Clause 5.2 and as may be subsequently modified in accordance with the other terms of this Scheme), the Board shall have the power to extend the Option Period of the relevant Effective Options by such period (which shall not exceed the aggregate Mandatory Moratorium period to which the relevant Effective Option is at that time known to the Board to have been and/or will be subject) as the Board shall in its absolute discretion determine, by giving notice thereof to the relevant Grantee; and

(j)

following the exercise of such Options, the aggregate gains (whether or not realised) achieved by the Grantee from all exercised Effective Options and/or options granted to the Grantee under any other share option schemes of the Company during the exercise period of all such options shall comply with any mandatory requirement on the exercise of any such Option imposed by the relevant regulatory authorities.

7.5        No dividends or distributions shall be payable in respect of any Shares underlying an Option which has not been exercised. Subject to the foregoing, the Shares which are allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company for the time being in force and shall rank pari passu in all respects with, and shall have the same voting, dividend, transfer and other rights (including those rights arising on a winding-up of the Company) as, the existing fully paid Shares in issue on the date on which those Shares are allotted and issued upon the exercise of the Option and, without prejudice to the generality of the foregoing, shall entitle the holders to participate in all dividends and other distributions paid or made on or after the date of on which the Shares are allotted and issued, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date therefore shall be before the date on which the Shares are allotted ad issued.

8.	LAPSE OF OPTION

8.1        An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a)	the expiry of the Option Period (subject to the provisions of this Scheme);

(b)	the expiry of any of the periods referred to in Clauses 7.4(a), 7.4(b), 7.4(c), 7.4(d), 7.4(g) or 7.4(h);

(c)	the date of the commencement of the winding-up of the Company (as determined in accordance with the Companies (Winding Up) Ordinance);

(d)	the date on which the compromise or arrangement of the Company referred to in Clause 7.4(f) becomes effective;

(e)

the date on which the Board resolves that the Option of the Grantee shall lapse and not be exercisable as a result of the Grantee, being an employee (including an executive director) of any member of the Group, ceasing to be such an employee by reason of the summary termination of his employment on any one or more of the grounds that he has been guilty of misconduct or has been convicted of any criminal offence involving his integrity or honesty. A resolution of the board of directors of the relevant member of the Group to the effect that the employment of a Grantee has or has not been terminated on one or more of the grounds specified in this Clause 8.1(e) shall be conclusive for the purpose of determining whether the employment of the Grantee will be terminated;

(f)

the date on which the Board resolves that the Option of the Grantee shall lapse as a result of the Board or a general meeting of the Shareholders having resolved, in accordance with their respective powers granted under the Articles of Association of the Company or relevant laws or regulations, that the Grantee, being a Non-executive Director, shall cease to hold the office of Non-executive Director on any one or more of the grounds that he has been guilty of misconduct, has been convicted of any criminal offence involving his integrity or honesty, is prohibited by laws or regulation or court order from being a director, or is reprimanded by the Stock Exchange or any other stock exchange outside Hong Kong or by any relevant regulatory or governmental authorities;

(g)	the date on which the Grantee commits a breach of Clause 7.1; and

(h)	(in respect of an Option the exercise of which is subject to vesting condition(s)) the date on which the performance criteria to vesting of the Option is not satisfied.

9.	MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION

9.1        At any time during the Term, the maximum aggregate number of Shares in respect of which Options may be granted pursuant to this Scheme shall be calculated in accordance with the following formula:

X = A – B – C

where:

X	=	the maximum aggregate number of Shares in respect of which Options may be granted pursuant to this Scheme;

A	=	the Scheme Mandate Limit;

B	=	the maximum aggregate number of Shares underlying the Options already granted pursuant to this Scheme; and

C	=	the maximum aggregate number of Shares underlying the options already granted pursuant to any other share option schemes of the Company.

Shares in respect of options which have lapsed in accordance with the terms of this Scheme and any other share option schemes of the Company will not be counted for the purpose of determining the maximum aggregate number of Shares in respect of which Options may be granted pursuant to this Scheme.

9.2    The Scheme Mandate Limit may be renewed subject to prior Shareholders’ approval, but in any event, the total number of Shares in respect of which options may be granted pursuant to this Scheme and any other share option schemes of the Company following the date of approval of the renewed limit (the New Approval Date) under the limit as renewed must not exceed 10% of the total number of Shares in issue as at the New Approval Date (subject to adjustment in the event of any sub-division and consolidation of Shares after the relevant general meeting). Shares in respect of options granted pursuant to this Scheme and any other share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with this Scheme or any other share option schemes of the Company or exercised options) prior to the New Approval Date will not be counted for the purpose of determining the maximum aggregate number of Shares in respect of which options may be granted following the New Approval Date under the limit as renewed. For the avoidance of doubt, Shares issued prior to the New Approval Date pursuant to the exercise of options granted pursuant to this Scheme and any other share option schemes of the Company will be counted for the purpose of determining the number of Shares in issue as at the New Approval Date.

9.3    The maximum number of Shares issued and to be issued upon the exercise of the Options granted to each Eligible Participant pursuant to this Scheme (including both exercised and outstanding Options) in any 12-month period shall not (when aggregated with any Shares underlying the options granted during such period pursuant to any other share option schemes of the Company) exceed 1% of the total number of Shares in issue for the time being.

10.	GRANT OF OPTIONS TO CONNECTED PERSONS

10.1 Any grant of Options to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the independent non-executive Directors (excluding the independent non-executive Director who is the proposed Grantee of the Options in question). Where any grant of Options to a substantial shareholder or an independent non-executive Director, or any of their respective associates, would result in the Shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person pursuant to this Scheme and any other share option schemes of the Company in the 12-month period up to and including the Offer Date:

(a)	representing in aggregate over 0.1% of the total number of Shares in issue on the Offer Date; and

(b)	having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Offer Date, in excess of HK$5 million,

such further grant of Options shall be subject to prior approval by the Shareholders in general meeting and all connected persons of the Company shall abstain from voting in favour of the resolution relating to the grant of such Options at such general meeting. The Company shall send a circular to the Shareholders in accordance with the requirements of the Listing Rules. Unless provided otherwise in the Listing Rules, the date of the Board meeting for proposing such further grant of Options is to be taken as the Offer Date for the purposes of calculating the Exercise Price.

10.2    Any change in the terms of an Option granted to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the Shareholders in general meeting and all connected persons of the Company shall abstain from voting in favour of the resolution relating to the change in the terms of such Options at such general meeting. The Company shall send a circular to the Shareholders in accordance with the requirements of the Listing Rules.

11.	CANCELLATION

11.1    The Board may at any time cancel Options previously granted to but not yet exercised by a Grantee. Where the Company cancels Options and offers new Options to the same Grantee, the offer of such new Options may only be made with available Options to the extent not yet granted (excluding the cancelled Options) within the limits prescribed by Clause 9.

12.	REORGANISATION OF CAPITAL STRUCTURE

12.1    In the event of an alteration in the capital structure of the Company whilst any Option remains exercisable by way of a capitalisation of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares or reduction of the share capital of the Company in accordance with applicable laws and the Listing Rules (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company or any of its subsidiaries is a party or in connection with any share option, restricted share or other equity incentive schemes of the Company) whilst any Option remains unvested or has vested but not yet been exercised, such corresponding adjustments (if any) shall be made to:

(a)	the number of Shares underlying the Option so far as unexercised; and/or

(b)	the Subscription Price,

or any combination thereof, provided that

(c)	any such adjustments give a Grantee the same proportion of the share capital of the Company as that to which that Grantee was previously entitled; and

(d)

notwithstanding Clause 12.1(c), any adjustments as a result of an issue of securities with a price-dilutive element, such as a rights issue, open offer or capitalisation issue, should be based on a scrip factor similar to the one used in accounting standards in adjusting the earnings per share figures.

In respect of any such adjustments, the Auditors or an independent financial adviser to the Company (as the case may be) must confirm to the Directors in writing that the adjustments are in their opinion fair and reasonable.

12.2    The Company shall engage the Auditors or an independent financial adviser to the Company to certify in writing, either generally or as regards any particular Grantee, that the adjustments made by the Company under Clause 12.1 satisfy the requirements set out in Clauses 12.1(c) and 12.1(d). The capacity of the Auditors or the independent financial adviser to the Company (as the case may be) in this Clause 12 is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the Grantees. The costs of the Auditors or the independent financial adviser to the Company (as the case may be) shall be borne by the Company.

13.	SHARE CAPITAL

13.1    The Shares which are allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company for the time being in force.

13.2    The Options do not carry any right to vote at general meetings of the Company or any dividend, transfer or other rights (including those arising on the winding-up of the Company).

13.3    No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an Option pursuant to this Scheme, unless and until Shares underlying the Option are actually issued to the Grantee pursuant to the exercise of such Option.

14.	DISPUTES

14.1    Any dispute arising in connection with this Scheme (whether as to the number of Shares underlying an Option, the amount of the Subscription Price or otherwise) shall be referred to the decision of the Auditors or the independent financial adviser to the Company (as the case may be) who shall act as experts and not as arbitrators and whose decision shall, in the absence of manifest error, be final and binding on the Company and the Grantee. The costs of the Auditors or the independent financial adviser to the Company (as the case may be) shall be shared equally between the Company and the relevant Grantee.

14.2    In the event that any party to the dispute referred to above does not agree to resolve the relevant dispute in accordance with the procedures set out in Clause 14.1 or the Auditors or the independent financial adviser to the Company (as the case may be) are unwilling to act in accordance with Clause 14.1, the dispute shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this Clause 14.2.

(a)	The appointing authority shall be the Hong Kong International Arbitration Centre.

(b)	The place of arbitration shall be in Hong Kong at the Hong Kong International Arbitration Centre.

(c)	There shall be only one arbitrator.

(d)	The language(s) to be used in the arbitral proceedings shall be English.

15.	ALTERATION OF THIS SCHEME

15.1    Save as provided in this Scheme, the Board may alter any of the terms of this Scheme and the terms of the Options (including amendments in order to comply with changes in legal or regulatory requirements) at any time.

15.2    Those specific provisions of this Scheme which relate to matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of Eligible Participants and changes to the authority of the Board in relation to any alteration of the terms of this Scheme shall not be made, in either case, without the prior approval of the Shareholders in general meeting.

15.3    Any alterations to the terms and conditions of this Scheme which are of a material nature or any changes to the terms of the Options granted must be approved by the Shareholders in general meeting, except where the alterations or changes take effect automatically under the existing terms of this Scheme. The Board’s determination as to whether any proposed alteration to the terms and conditions of this Scheme is material shall be conclusive.

15.4    This Scheme so altered must comply with Chapter 17 of the Listing Rules and any mandatory requirement on this Scheme imposed by the relevant regulatory authorities from time to time.

16.	TERMINATION

16.1    The Company by ordinary resolution in general meeting or the Board may at any time terminate this Scheme and in such event, no further Options may be offered or granted but in all other respects the terms of this Scheme shall remain in full force and effect in respect of Options which are granted during the life of this Scheme and which remain exercisable immediately prior to the termination of the operation of this Scheme.

17.	MISCELLANEOUS

17.1    This Scheme shall not form part of any contract of employment or engagement of services between the Company or any of its subsidiaries and any Eligible Participant and the rights and obligations of any Eligible Participant under the terms of his office, employment or engagement in services shall not be affected by the participation of the Eligible Participant in this Scheme or any right which he may have to participate in it and this Scheme shall afford such Eligible Participant no additional rights to compensation or damages in consequence of the termination (howsoever caused) of such office, employment or engagement for any reason (whether lawful or unlawful).

17.2    This Scheme shall not confer on any person any legal or equitable rights (other than those arising from or constituting the Options themselves) against the Company directly or indirectly or give rise to any cause of action at law or in equity against the Company.

17.3    The Company shall bear the costs of establishing and administering this Scheme.

17.4    A Grantee shall be entitled to receive for information only copies of all notices and other documents sent by the Company to the Shareholders generally.

17.5    Any notice or other communication between the Company and a Grantee may be given by sending the same by prepaid post or by personal delivery to, in the case of the Company, its principal place of business in Hong Kong or such other address as notified to the Grantee from time to time (and marked for the attention of the Secretary) and, in the case of the Grantee, his address as notified to the Company from time to time.

17.6    Any notice or other communication served by post:

(a)	by the Company shall be deemed to have been served one Business Day after the same was put in the post; and

(b)	by the Grantee shall not be deemed to have been received until the same shall have been received by the Company.

Any notice or other communication served by the Company or a Grantee by hand shall be deemed to be served when delivered.

17.7    Any liability of a Grantee to tax or social security contributions in respect of a grant or exercise of his Options shall be for the account of the Grantee and the allotment and issue of Shares pursuant to the exercise of his Options shall be conditional on the Grantee complying with any arrangements specified by the Company for the payment of any tax and social security contributions (including, without limitation, authorising the Company to (a) sell, on behalf of the Grantee, a sufficient number of the Shares issued to the Grantee pursuant to the exercise of his Options to satisfy any tax and social security contribution liability or (b) withhold the amount of any tax and social security contribution liability from any remuneration or other amounts owing to the Grantee).

17.8    All allotments and issues of Shares will be subject to all necessary consents and regulatory requirements under any relevant legislation for the time being in force in Hong Kong, the PRC and such other jurisdictions where a Grantee is located, resident or employed. A Grantee shall be responsible for obtaining any governmental or other official consent and going through any other governmental or other official procedures that may be required by any country or jurisdiction for the grant or exercise of his Option. A Grantee shall pay all tax and discharge all other liabilities to which he may become subject to as a result of his participation in this Scheme or the exercise of any Option. The Company or any of its subsidiaries may coordinate or assist a Grantee in complying with such applicable requirements and taking any other actions as may be required by any applicable laws, regulations or rules, however, neither the Company nor any of its subsidiaries shall be responsible for any failure by a Grantee to obtain any such consent or for any tax or other liability to which a Grantee may become subject as a result of his participation in this Scheme. A Grantee shall, on demand, indemnify the Company in full against all claims and demands which may be made against the Company (whether alone or jointly with other party or parties) for or in respect of or in connection with any failure on the part of the Grantee to obtain any necessary consent referred to above or to pay tax or other liabilities referred to above and against all incidental costs and expenses which may be incurred by the Company.

17.9    The Board shall have the power from time to time to make or vary regulations for the administration and operation of this Scheme, provided that the same are not inconsistent with the other provisions of this Scheme. The Board shall also have the power to delegate its powers to grant Options to Eligible Participants and to determine the Subscription Price to any of the Directors or any duly authorised committee of the Board from time to time.

17.10    The Board shall be entitled to establish such arrangements as it deems reasonably necessary with respect to the mechanisms to implement the exercise of Options and the related registration, recordation and reporting matters to ensure that the Grantees and the Company can comply with all applicable securities, foreign exchange and tax regulations of all relevant jurisdictions, including without limitation, Hong Kong and the PRC. Each Grantee shall authorise the Company to establish all necessary brokerage and other accounts on the Grantee’s behalf and shall provide to the Company such information as the Board deems necessary in connection with the Company’s and the Grantee’s compliance with the foregoing obligations.

17.11    This Scheme and all Options granted and exercised hereunder shall comply with all applicable laws and regulations (including the Listing Rules and any mandatory requirement on this Scheme imposed by the relevant regulatory authorities from time to time).

17.12    This Scheme and all Options granted hereunder shall be governed by and construed in accordance with the laws of Hong Kong.